SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

__________

SCHEDULE 13D/A
(Amendment No. 7)
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2(a)

Clearwire Corporation
(Name of Issuer)

Class A Common Stock
(Title of Series of Securities)

18538Q 10 5
(CUSIP number)

Cary I. Klafter
Vice President and Corporate Secretary
Intel Corporation
2200 Mission College Boulevard
Santa Clara, California 95054-1549
(408) 765-8080

Copy to:
Gregory T. Davidson
Gibson, Dunn & Crutcher LLP
1881 Page Mill Road
Palo Alto, California  94303-1125
(650) 849-5300
______________________________________________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 19, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 18538Q 10 5	13D/A

1		name of reporting persons s.s. or i.r.s. identification nos. of above persons Intel Corporation 94-1672743
2	check the appropriate box if a member of a group*	(a) ☐ (b) ☒
3		sec use only
4		source of funds WC
5	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6		citizenship or place of organization Delaware
number of shares	7	sole voting power
beneficially owned by	8	shared voting power 98,871,478*
each reporting	9	sole dispositive power
person with	10	shared dispositive power 98,871,478*
11		aggregate amount beneficially owned by each reporting person 98,871,478*
12	check box if the aggregate amount in row (11) excludes certain shares	☒**
13		percent of Series represented by amount in row (11) 31.7%*
14		type of reporting person CO

*
See discussion in Items 4 through 6 of that certain Statement on Schedule 13D filed on December 8, 2008, as amended by that certain Amendment No. 1 filed on February 27, 2009, that certain Amendment No. 2 filed on November 13, 2009, that certain Amendment No. 3 filed on December 22, 2009, that certain Amendment No. 4 filed on December 6, 2010, that certain Amendment No. 5 filed on December 14, 2010, that certain Amendment No 6 filed on May 11, 2011, and this Amendment No. 7.  As more fully described in the responses to Items 4 through 6 therein, the Reporting Person and certain other beneficial owners of Class A Common Stock identified therein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described therein.  Neither the filing of this Statement on Schedule 13D nor any amendment thereto nor any of their respective contents shall be deemed to constitute an admission by the Reporting Person that, except as expressly set forth herein and therein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

**	See Item 5(a)-(b) of this Statement on Schedule 13D, as amended to date.

This Amendment No. 7 amends and supplements that certain Statement on Schedule 13D filed on December 8, 2008, as amended by that certain Amendment No. 1 filed on February 27, 2009, that certain Amendment No. 2 filed on November 13, 2009, that certain Amendment No. 3 filed on December 22, 2009, that certain Amendment No. 4 filed on December 6, 2010, that certain Amendment No. 5 filed on December 14, 2010, and that certain Amendment No. 6 filed on May 11, 2011 (collectively, the “Schedule 13D”), by Intel Corporation, a Delaware corporation (the “Reporting Person” or “Intel”), with respect to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Clearwire Corporation, a Delaware corporation (“Clearwire” or the “Issuer”).

Capitalized terms used herein and not otherwise defined in this Amendment No. 7 shall have the meanings set forth in the Schedule 13D.  Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 5.  Interest in Securities of the Issuer

Items 5(a), (b) and (c) are hereby amended and restated in their entirety as follows:

(a)-(b)

The Reporting Person does not directly own any shares of Class A Common Stock of the Issuer.  As of May 19, 2011, by reason of the provisions of Rule 13d-3 under the Act, the Reporting Person is deemed to beneficially own and to share voting and investment power with respect to 98,871,478 shares of Class A Common Stock that are beneficially owned as follows:

•
33,226,666 shares of Class A Common Stock that are beneficially owned as follows: 29,893,333 shares of Class A Common Stock that are held of record by Intel Capital and 3,333,333 shares of Class A Common Stock that are held of record by Intel Cayman; and

•
65,644,812 shares of Class A Common Stock that are beneficially owned as follows: 21,881,604 shares of Class B Common Stock and Class B Common Units that are held of record by Intel Entity A; 21,881,604 shares of Class B Common Stock and Class B Common Units that are held of record by Intel Entity B; and 21,881,604 shares of Class B Common Stock and Class B Common Units that are held of record by Intel Entity C.

Each share of Class B Common Stock, together with one Class B Common Unit, is exchangeable at any time at the option of the holder, into one fully paid and nonassessable share of Class A Common Stock of the Issuer.

In addition, by virtue of the Equityholders’ Agreement entered into at the Closing (see Item 6 of the Schedule 13D), the Reporting Person may be deemed to be a member of a “group” under Section 13(d) of the Act with respect to the 98,871,478 shares of Class A Common Stock beneficially owned by the Reporting Person and the following shares which are reported separately from this Amendment No. 7, based upon the information contained in that certain Amendment No. 6 to the Statement on Schedule 13D dated May 13, 2011 filed by such persons, pursuant to which such persons have reported that they beneficially own: 531,724,348 shares of Class A Common Stock beneficially owned by the Sprint Entities, 88,504,132 shares of Class A Common Stock beneficially owned by the Comcast Entities, 34,639,803 shares of Class A Common Stock beneficially owned by Eagle River, 29,411,765 shares of Class A Common stock beneficially owned by Google, 46,404,782 shares of Class A Common Stock beneficially owned by the TWC Entities, 36,322,969 shares of Class A Common Stock beneficially owned by Craig O. McCaw and 8,474,440 shares of Class A Common Stock beneficially owned by the BHN Entities.  The Reporting Person disclaims beneficial ownership of the shares of Class A Common Stock beneficially owned by such other persons.

To the knowledge of the Reporting Person, none of the persons listed on Schedule A to the Schedule 13D beneficially owns any shares of the Class A Common Stock as of the date of filing of this Amendment No. 7.  Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any of the persons listed on Schedule A that he or she is the beneficial owner of any Class A Common Stock referred to herein for purposes of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)

As previously reported in that certain Amendment No. 6 to this Schedule 13D filed on May 11, 2011, Intel determined to sell, through its wholly owned subsidiary, Intel Capital, up to 10,000,000 shares of Class A Common Stock of Clearwire in public open market transactions.  As of May 19, 2011, Intel (through Intel Capital) thus far has sold an aggregate of 3,440,000 of such shares of Class A Common Stock in the transactions described below. The sales reported herein are part of that previously reported plan.

Date of Sale	Number Shares	Weighted Average Price Per Share	Price Range*
5/16/11	500,000	$4.12	$4.08 - $4.155
5/17/11	950,000	$4.25	$4.15 - $4.35
5/18/11	1,410,000	$4.47	$4.32 - $4.53
5/19/11	580,000	$4.45	$4.40 - $4.45

*
Sales were completed in public open market transactions through a broker at various prices in the indicated range. Intel undertakes to provide upon request to the SEC staff, the Issuer, or a security holder of the Issuer, full information regarding the number of shares sold and the prices at which each sale was effected.

On May 17, 2011, warrants exercisable for 93,333 shares of Class A Common Stock that were previously held of record by Middlefield expired pursuant to the terms contained in the originally-issued warrant without being exercised.

Except as set forth or incorporated herein, neither the Reporting Person nor, to its knowledge, any person listed on Schedule A or named in Item 5(a), has effected any transaction in the Class A Common Stock during the past 60 days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of May 23, 2011	INTEL CORPORATION
	By:	/s/ Cary I. Klafter
	Name:	Cary I. Klafter
	Title:	Vice President, Legal and Corporate Affairs, and Corporate Secretary

INTEL CORPORATION

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Cary I. Klafter, and with full power of substitution, the undersigned’s true and lawful attorney-in-fact with full power to execute and file with the Securities and Exchange Commission and any stock exchange or similar authority, any report required to be filed pursuant to Section 13 of the Securities Exchange Act of 1934, (as amended, the “Act”), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto said attorney-in-fact the power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

This Power of Attorney shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person to whom power of attorney has been hereby granted ceases to be an employee of Intel Corporation.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 19th day of November, 2009.

INTEL CORPORATION

By:           /s/ A. Douglas Melamed
A.	Douglas Melamed
  Senior Vice President,
  General Counsel